UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, May 19, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that it has received Official Letter No. 386/2023/GM-MME, through which the Ministry of Mines and Energy ("MME") requests that Petrobras, within its rules of governance and in compliance with strict legality, reiterate the request for licensing of the activity with the Brazilian Institute of Environment and Natural Resources ("IBAMA"), making all necessary efforts to meet the conditions and prove the adequacy of the project for the safe and sustainable exploration of the area.

The MME points out that, besides the strategic importance of sustainable exploration of the equatorial margin, considering the aspects related to energy security and maintenance of the country's self-sufficiency in oil, the issue is fundamental from the social point of view, since it proposes to leverage the development of some of the states with the lowest HDI in the country, through the collection of government takes and the creation of jobs and income for its population.

Finally, the MME requests to evaluate the possibility, within the strictest legality, observing the rules of governance and the interests of the Company, of keeping the rig and the resources destined to the well mobilized, for an additional time that will allow the discussions with IBAMA to advance for the licensing of this important activity in the scope of the exploration and production policy for oil and natural gas in the country.

As communicated on May 18, 2023, Petrobras remains committed to the development of the Brazilian Equatorial Margin, recognizing the importance of new frontiers to ensure the country's energy security and the resources needed for a fair and sustainable energy transition and reinforces that it met all the requirements foreseen in the licensing process.

Petrobras will analyze the MME requests, from a legal standpoint and within its governance rules, so that its competent internal instances may evaluate potential legal and economic risks arising from the request.

Material facts will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer